BC FORM 53-901F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.    Reporting Issuer

Donner Minerals Ltd.
1360 - 605 Robson Street
Vancouver, B.C.
V6B 5J3

Item 2.    Date of Material Change

January 14, 2003

Item 3.    Press Release

Mr. David Patterson, Chief Executive Officer of Donner Minerals Ltd. (the "Company") announces the closing of $35,000 of the $300,000 private placement announced on December 27, 2002. The Company has decided not to close the balance of the private placement. These funds were raised by the Company issuing 175,000 units at a price of $0.20 per unit, each unit consisting of one flow-through common share and one non-transferable share purchase warrant entitling the holder to purchase one additional flow-through common share of the Company at a price of $0.21 until January 9, 2005. Each flow-through common share will entitle the holder to receive a pro rata interest in Canadian Exploration Expenditures incurred and renounced by the Company. The shares, and any shares to be issued upon the exercise of the warrants, are subject to a hold period expiring May 10, 2003.

Further to the Company’s news release dated November 15, 2002, warrant holders holding 1,666,667 warrants, previously exercisable at $0.70 per share until July 8, 2003 and at $0.80 per share from July 9, 2003 until July 8, 2004, have approved, and the TSX Venture Exchange has accepted, the re-pricing of the warrants to $0.12 per share. In accordance with TSX Venture Exchange policy, and as a result of the price of the Company’s shares exceeding $0.15 for ten consecutive trading days, the exercise period has been shortened and the warrants will now expire on February 17, 2003.

The Company did not receive sufficient warrant holder consent to re-price to $0.12 the 4,000,000 warrants, accordingly the warrants remain exercisable at $0.44 per share until June 4, 2004.

Item 4.    Summary of Material Change

See Item 3 above.

Item 5.    Full Description of Material Change

See Item 3 above.

Item 6.    Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on Section 85(2) of the Act, state the reasons for such reliance.

N/A

Item 7.    Omitted Information

N/A

Item 8.    Senior Officers

Kerry Sparkes, Director

Telephone: (604) 683-0564

Item 9.    Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 14 th day of January, 2003.

DONNER MINERALS LTD.

Per:
"Kerry Sparkes"
KERRY SPARKES
Director